UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41916

Silynxcom Ltd.

7 Giborei Israel
Netanya, 4250407
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

CONTENTS

On January 10, 2025, Silynxcom Ltd. issued a press release titled “Silynxcom Estimates Record Annual Revenue of Approximately $9.2 million in 2024,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Silynxcom Ltd. titled “Silynxcom Estimates Record Annual Revenue of Approximately $9.2 million in 2024”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.

Date: January 10, 2025	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer

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